Nicolet Bankshares, Inc.
111 North Washington Street
Green Bay, Wisconsin 54301
(920) 430-1400

May 19, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Nicolet Bankshares, Inc. Withdrawal of Registration Statement on Form S-4 File No. 333-237995

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nicolet Bankshares, Inc., a Wisconsin corporation (the “Registrant”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form S-4 (File No. 333-237995) together with all exhibits (collectively, the “Registration Statement”) initially filed with the Commission on May 4, 2020.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates because the Agreement and Plan of Merger by and between the Registrant and Commerce Financial Holdings, Inc. (the “Merger Agreement”) was terminated on May 18, 2020. As a result, the proposed business combination will not occur and the securities to be sold pursuant to the Merger Agreement will no longer be offered. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted. Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Robert D. Klingler of Bryan Cave Leighton Paisner LLP at (404) 572-6810.

Sincerely,

Nicolet Bankshares, Inc.

By:	/s/ Robert B. Atwell
Name: Robert B. Atwell
Title: Chairman, President and Chief Executive Officer
cc:
Bryan Cave Leighton Paisner LLP